RIO NARCEA GOLD MINES, LTD.

FORM OF PROXY FOR USE AT ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 1, 2004

The undersigned shareholder(s) of RIO NARCEA GOLD MINES, LTD. (the "Corporation") hereby appoint(s) Chris I. von Christierson, Chairman of the Board, or failing him, John H. Craig, Secretary, or, in lieu of the foregoing, _________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the Annual Meeting of Shareholders of the Corporation to be held on June 1, 2004 and at any adjournments thereof (the "Meeting"), and on every ballot that may take place in connection therewith. Without limiting the general powers conferred, the undersigned specifies that all of the common shares represented by this form of proxy shall be:

(a)

VOTED (   ) WITHHELD FROM VOTING (   ) in respect of the election of directors;

(b)

VOTED (   ) WITHHELD FROM VOTING (   ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration; and

(c)

VOTED on such other business as may properly come before the Meeting;

hereby revoking any proxy previously given with respect to the Meeting.

Each shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated above, to attend, act and vote on his/her behalf at the Meeting. To exercise such right, the names above should be crossed out and the name of the shareholder's proxyholder should be legibly printed in the blank space provided, or another proxy in proper form should be completed.

If any amendments or variations to matters identified in the accompanying Notice of Meeting or any adjournments thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournment thereof.

The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given with respect to any matter, will be voted in favour of the resolution with respect to such matter.

This proxy is solicited on behalf of the management of the Corporation.

DATED this _________ day of ______________, 2004.

Signature of Shareholder

(see notes on reverse)

Notes:

(1)

This form of proxy should be dated and signed by the shareholder or his/her attorney authorized in writing or, if the shareholder is a body corporate, must be executed by an officer or attorney thereof duly authorized.

(2)

The name of the shareholder must appear exactly as it is shown on the affixed label. If shares are held jointly, any one of the joint owners may sign.

(3)

If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his/her full title and sign the proxy exactly as registered. If shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

(4)

A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof.

(5)

This proxy ceases to be valid one year from its date.

(6)

Please date this proxy. If not dated, this proxy shall be deemed to be dated on the day on which it is mailed to shareholders.

(7)

If your address as shown is incorrect, please give your correct address when returning this proxy.